[Dechert LLP Letterhead]

April 19, 2006

VIA EDGAR

Sara D. Kalin

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:            Hawaiian Holdings, Inc. Amendment No. 1 to Form S-1 on Form S-3 (Registration Statement No. 333-129503)

Dear Ms. Kalin:

As discussed, set forth below are our responses to your comments with respect to the above-referenced filing by Hawaiian Holdings, Inc. (the “Company”). For the reasons indicated below, we believe that the issuance of warrants to the Company’s Term B lenders in March 2006 was a valid private placement that should not integrated with the resale offering contemplated by the Company’s previously filed registration statement, and that the Company does not have material exposure for rescission rights by the holders of such warrants.

As a matter of background, the registration statement on Form S-1 filed by the Company on November 7, 2005 (the “Initial Registration Statement”) related to the resale of up to 19,444,170 shares of the Company’s common stock by various selling stockholders who had previously acquired their shares in various transactions described in footnote 1 below, the last such transaction being the issuance of a warrant (the “RC Aviation Warrant”) to RC Aviation LLC, a principal stockholder whose members helped finance the emergence of Hawaiian Airlines, Inc., the Company’s wholly-owned subsidiary (“Hawaiian”), from bankruptcy in June 2005.(1)  The Company was notified by the Commission that the Initial Registration Statement was not being reviewed, other than with respect to a confidential treatment request that previously had been

(1) Specifically, the Initial Registration Statement related to: (i) 10,000,000 shares of common stock owned directly by RC Aviation LLC, (ii) 2,159,403 shares of common stock owned directly by AIP, LLC, a former controlling stockholder of the Company, (iii) 6,283,705 shares of common stock issuable upon exercise of the RC Aviation Warrant, (iv) 650,000 shares of common stock issued to three institutional investors in December 2004, and (v) 351,062 shares of common stock issued to Donald J. Carty, one of the Company’s directors, in July 2004. The shares of common stock held by AIP, LLC were removed from the registration statement by Amendment No. 1 at the request of AIP, LLC.

made by the Company). The Company received final comments on its confidential treatment request on or about January 30, 2006. The Company did not seek effectiveness of the Initial Registration Statement immediately thereafter because the Company was directing its attention to a number of other matters at that time and then, once February 15, 2006 had past, the registration statement needed to be updated to include fiscal 2005 year-end financial information, which information was not finalized until mid-March of 2006. On April 1, 2006, the Company became eligible to use Form S-3. Following communications with Ms. Jennifer G. Williams of the Staff of the Commission, the Company filed the above-referenced Amendment No. 1 on April 10, 2006 (the “Amendment No. 1”), which converted the Initial Registration Statement into a registration statement on Form S-3.

In March 2006, the Company negotiated an increase in the term loans under its senior secured credit facility and Term B credit facility by approximately $91 million in the aggregate. Incident to the amendment of the Term B credit facility, the Company issued to the Term B lenders, or their affiliates, warrants (the “Term B Warrants”) to purchase an aggregate of 4,050,000 shares of the Company’s common stock (the “Term B Warrant Shares”). The Company agreed to register the Term B Warrant Shares and was afforded two months after the refinancing was completed on March 13, 2006 to file such registration statement and six months from such closing to have the registration statement declared effective. The Company elected to include the Term B Warrant Shares in the Amendment No. 1 solely as a manner of convenience and to save the expense of a separate filing.

We believe that the issuance of the Term B Warrants to the Term B lenders in March 2006 was a valid private placement under Section 4(2) of the Securities Act of 1933, as amended. The offering of the Term B Warrants, which was merely incident to the $91 million secured credit facility refinancing described above, was not made by any general solicitation. Rather, three lenders, with whom the Company had a prior lending relationship through their participation in the June 2005 financing, provided approximately 65% of the new credit facility and received approximately 69% of the Term B Warrants. The remaining participants in the refinancing were three other institutional lenders and their affiliated entities, who had expressed an interest in participating in the Company’s June 2005 credit facilities. These other lenders were discretely contacted and were the only other entities contacted who were not part of the June 2005 credit facilities.

Moreover, we believe there is no basis for the integration of the Term B Warrant issuance with the prior filing of the Initial Registration Statement in November 2005. A review of the issuance of the Term B Warrants and the resale transactions contemplated by the Initial Registration Statement indicates that these two distinct sets of transactions should not be integrated under the Commission’s five factor integration test (See Release No. 33-4552 (November 6, 1962)). First, the offerings are not part of a single plan of financing. The underlying offerings are financially interdependent and reflect disparate transactions. As described in footnote 1 herein, the selling stockholders listed in the Initial Registration Statement and Amendment No. 1 thereto acquired their shares (a) in a private purchase from a third party in June 2004, (b) in two private placements in July 2004 and December 2004, (c) in connection with the financing of Hawaiian’s emergence from bankruptcy in June 2005, and (d) in connection with the refinancing transaction in March 2006. Second, the offerings do not have the same general purpose. The purpose of the Company’s issuance of the Term B Warrants was to facilitate the March 2006 loan refinancing, whereas the purpose of the offering contemplated by the Initial Registration Statement was to register the resale of shares pursuant to registration rights agreements previously entered into. Third, the securities issued under the offerings are not to be sold for the same type of consideration, in that the Term B Warrants were issued as part of the consideration to facilitate the loan refinancing with the Company’s Term B lenders, whereas the resale shares under the Initial Registration Statement are expected to be sold for cash in open market and other transactions over time. The proceeds of such cash sales will go principally to the selling stockholders except to the extent the securities underlie warrants and the selling stockholders exercise such warrants for cash. Since cashless exercise is permitted under the RC Aviation Warrant, there may be no cash proceeds to the Company. Fourth, the offerings were made at or about the same time only to the extent that the filing of the Initial Registration Statement on November 7, 2005 is deemed to constitute the beginning of an ongoing resale offering, even though the Initial Registration Statement was never declared effective and no offers were made with respect to such contemplated offering. Although the offerings relate to the same class of security (the Commission’s fifth integration test factor), i.e., the Company’s common stock, we believe that the application of the integration test to the facts and circumstances at hand clearly indicate that the private placement of the Term B Warrants to the Company’s Term B lenders in March 2006 should not be integrated with the contemplated resale offering under the Initial Registration Statement.(2)

The Company does not believe that it has any material exposure for rescission rights by the holders of the Term B Warrants. First, the Company believes that its issuance of the Term B Warrants, for the reasons stated above, were part of a valid private placement and there is no basis for such private placement to be integrated with the resales contemplated by the Initial Registration Statement. In addition, the issuance of the Term B Warrants was merely incident to a significant refinancing of the Company’s indebtedness. There was no general solicitation in connection with the issuance of the Term B Warrants. As noted above, there was a prior

(2) Although the Commission has not provided explicit guidance on how to weigh these five factors in applying the integration test, a review of relevant cases and no-action letters strongly suggests that the “single plan of financing” and the “same general purpose” factors are generally weighed more heavily than the other factors.

relationship with three of the Term B lenders, who provided approximately 65% of the new credit facility and received approximately 69% of the Term B Warrants.

As per our discussion and at the Commission’s request, the Company will withdraw the Term B Warrant Shares from the Registration Statement through the filing of an amendment and will file a separate registration statement on Form S-3 at a later date relating solely to the Term B Warrant Shares.

Please feel free to contact me at (212) 649-8740 should you have any questions regarding the foregoing.

Sincerely,

/s/ Richard Goldberg

Richard Goldberg

cc:                   Peter R. Ingram, Hawaiian Holdings, Inc.